Filed Pursuant to Rule 433

Dated December 8, 2020

Registration Statement: No. 333-251156

The Charles Schwab Corporation

$1,250,000,000 0.900% SENIOR NOTES DUE 2026

$750,000,000 1.650% SENIOR NOTES DUE 2031

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	December 8, 2020

Settlement Date:	December 11, 2020 (T+3)

	0.900% Senior Notes due 2026 (the “2026 Senior Notes”)	1.650% Senior Notes due 2031 (the “2031 Senior Notes”)

Principal Amount:	$1,250,000,000	$750,000,000

Maturity Date:	March 11, 2026	March 11, 2031

Interest Payment Dates:	March 11 and September 11, commencing on March 11, 2021	March 11 and September 11, commencing on March 11, 2021

Interest Record Dates:	February 26 and August 26	February 26 and August 26

Day Count:	30/360	30/360

Benchmark Treasury:	0.375% UST due November 30, 2025	0.875% UST due November 15, 2030

Benchmark Treasury Price / Yield:	99-29 / 0.394%	99-18 / 0.921%

Spread to Benchmark Treasury:	+53 bps	+75 bps

Yield to Maturity:	0.924%	1.671%

Coupon:	0.900%	1.650%

Public Offering Price:	99.878%	99.804%

Gross Proceeds to CSC:	$1,248,475,000	$748,530,000

Underwriting Discount per note paid by CSC:	0.600%	0.650%

Aggregate Underwriting Discount paid by CSC:	$7,500,000	$4,875,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$1,240,975,000	$743,655,000

Optional Redemption: Make-Whole Call:	On or after June 11, 2021 and prior to February 11, 2026, CSC may redeem some or all of the 2026 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2026 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 10 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.	On or after June 11, 2021 and prior to December 11, 2030, CSC may redeem some or all of the 2031 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2031 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 12.5 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par Call:	On or after February 11, 2026, CSC may redeem some or all of the 2026 Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2026 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after December 11, 2030, CSC may redeem some or all of the 2031 Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the 2031 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 BF1 / US808513BF16	808513 BG9 / US808513BG98

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Senior Co-Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

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It is expected that delivery of the notes will be made through the facilities of The Depository Trust Company on or about December 11, 2020, which will be the third business day following the initial sale of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle on a delayed basis, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC collect at (212) 902-1171, or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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